FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   March   2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-
_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

For Immediate Release

TEVA TO PRESENT AT THE BEAR STEARNS 10th ANNUAL LONDON HEALTHCARE CONFERENCE

Jerusalem, Israel, March 12, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) will host a live audio webcast at the Bear Stearns 10th Annul Healthcare Conference in London. Dan Suesskind, Chief Financial Officer, and Dr. Gerard Van Odijk, President and CEO of Teva Europe, will present on Thursday, March 13, 2008.

What: Teva Presentation at the Bear Stearns 10th Annual Healthcare Conference in London

Who   **Dan Suesskind**, Chief Financial Officer
            Dr. Gerard Van Odijk, President and CEO, Teva Europe

When: Thursday, March 13, 2008 1:15 p.m. GMT

Where: www.tevapharm.com or http://cc.talkpoint.com/BEAR002/031308a_sc/?entity=teva

How: Live over the Internet -- Simply log on to the Web at the address above and register for the event (approx. 10 minutes before). An archive of the webcast will be available on Teva's website.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                      (Registrant)

By: /s/ Dan Suesskind
                                          Name: Dan Suesskind
                                          Title: Chief Financial Officer

Date: March 13 , 2008